Exhibit 99.1

Ability Inc. Announces Registered Direct Offering

Tel Aviv, Israel, August 14, 2018 — Ability Inc. (Nasdaq:ABIL), which provides advanced interception, geolocation and cyber intelligence products and solutions to intelligence agencies, military forces, law enforcement agencies and homeland security agencies worldwide, today announced that it has entered into definitive agreements with several institutional investors for the purchase of 728,262 of its ordinary shares, at a purchase price per share of $4.60, for gross proceeds of approximately $3.35 million, in a registered direct offering. The closing of the offering is expected to take place on or about August 16, 2018, subject to the satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

Ability Inc. intends to use the net proceeds from this offering for working capital and general corporate purposes.

The ordinary shares are being offered by Ability Inc. pursuant to a “shelf” registration statement on Form F-3 that was filed on July 23, 2018 and declared effective by the Securities and Exchange Commission (“SEC”) on August 8, 2018 and the base prospectus contained therein (File No. 333-226288). The offering of the ordinary shares will be made only by means of a prospectus supplement that forms a part of the registration statement.

A final prospectus supplement and accompanying base prospectus relating to the ordinary shares being offered will be filed with the SEC. Copies of the final prospectus supplement and accompanying base prospectus may be obtained, when available, on the SEC’s website at http://www.sec.gov or by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at 646-975-6996 or e-mail at placements@hcwco.com.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Ability Inc.

Ability Inc. is the sole owner of Ability Computer & Software Industries Ltd. (“Ability”) and Ability Security Systems Ltd.

Headquartered in Tel Aviv, Israel, Ability was founded in 1994. Ability provides advanced interception, geolocation and cyber intelligence tools used by security and intelligence agencies, military forces, law enforcement and homeland security agencies worldwide. Ability has sold to governments and government agencies in over 50 countries. Ability offers a broad range of lawful interception, decryption, cyber and geolocation solutions for cellular and satellite communication, including ULIN, or Ultimate Interceptor, a SaaS strategic interception system with voice and geolocation capabilities without geographic limitation. State-of-the-art technology underpins Ability’s scalable offerings, which can be tactical-and-portable, or strategic-and-fixed, depending on its customers’ needs. Additional information regarding Ability may be found at http://www.interceptors.com.

Safe Harbor Statement

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, among other thing, statements regarding the offering, the expected gross proceeds, the expected use of proceeds and the expected closing of the offering. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties. The factors that could cause actual future results to differ materially from current expectations include, but are not limited to, risks and uncertainties relating to the Company’s ability to develop, market and sell products based on its technology; the expected benefits and efficacy of the Company’s products and technology; the availability of substantial additional funding for the Company to continue its operations and to conduct research and development, clinical studies and future product commercialization; and, the Company’s business, research, product development, regulatory approval, marketing and distribution plans and strategies. These and other factors are identified and described in more detail in our filings with the SEC.